Exhibit 99.4

IMPERIAL CHEMICAL INDUSTRIES PLC – A DISPOSAL OF SHARES BY EMPLOYEE BENEFIT TRUST

Impkemix Trustee Limited, the trustee of the Imperial Chemical Industries PLC Employee Benefit Trust, notified the Company on 8 February 2005 that it disposed of 54,062 Ordinary Shares in the Company at a price of £1.34 per share and 330 American Depositary Receipts in the Company at a price of US$ 18.22 per ADR.

All the employees of the Company including all the directors of the Company who are employees of the Company are potential beneficiaries of the Trust and are therefore deemed to have an interest in the shares of the Company held by Impkemix Trustee Limited, the registered holder of the shares. As a result of the disposal, the potential beneficiaries’ interest in the shares held in the Trust has been reduced by the number of shares disposed of.

This notification is made in accordance with paragraph 16.13 of the Listing Rules.